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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 17, 2005.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                   UNILENS VISION INC.
                                                   (Registrant)

Date  February 17, 2005
                                                   By     /s/Alfred W. Vitale
                                                          --------------------
                                                   Name:  Alfred W. Vitale
                                                   Title: President

  UNILENS VISION EXPECTS TO REPORT SECOND QUARTER EARNINGS INCREASE OF AT LEAST
                   80% AS SALES AND ROYALTIES CONTINUE TO GROW

    LARGO, Fla., Feb. 17 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced that the Company expects to report higher Sales, Royalties and Net Income for the quarter ended December 31, 2004. Actual results will be reported on or before February 28, 2005. For the quarter ended December 31, 2004, the Company expects to report after-tax Net Income of at least $200,000, or $0.05 per diluted share, on Sales of $1,021,725.

    "Based upon information currently available, we believe our second quarter Net Income will increase at least 80% from the prior-year quarter ending December 31, 2003, representing continued growth in sales of our specialty contact lens products and higher royalty income from Bausch & Lomb," stated A.
W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Sales increased approximately 10% in the current quarter ending December 31, 2004 as compared to the quarter ending December 31, 2003. Royalty Income is expected to rise more than 80% in the current quarter as compared to the prior-year quarter ending December 31, 2003."

    "Sales of our C-Vue(TM) Multifocal soft lenses continue to increase at a rapid pace, and we are pleased with the initial results of our new C-Vue55 Toric Multifocal lens, introduced in January of 2005," continued Vitale. "We are optimistic that Unilens will achieve record Sales, Royalty Income and Net Income in the full fiscal year ending June 30, 2005."

    About Unilens Vision Inc. - "The Eye Care Professionals Specialty Lens Company"
    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue(TM), Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI."

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                      For more information, please contact:
            Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             02/17/2005
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com /